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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                                 NESTOR, INC.

                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE

                        (Title of Class of Securities)

                                   64107410

                                (CUSIP Number)

        Howard E. Steinberg, Senior Vice President and General Counsel
                    Reliance Financial Services Corporation
          Park Avenue Plaza, New York, New York 10055 (212) 909-1100

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  See Item 5

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                SCHEDULE 13D

CUSIP No. 64107410                                        Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


  Reliance Financial Services Corporation
  IRS Employer's Identification No.: 51-0113548

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                            (b) / /



3  SEC USE ONLY



4  SOURCE OF FUNDS*

     N/A


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /



6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware





                   7 SOLE VOTING POWER

                        872,708
  NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                        872,708

                  10 SHARED DISPOSITIVE POWER


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     872,708


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%


14 TYPE OF REPORTING PERSON*

          HC


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.



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     The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

ITEM 2. Identity and Background.

  The information in Item 2 with respect to Bernard L. Schwartz is amended to read in its entirety as follows:

Bernard L. Schwartz                          Director, Reliance Financial
Loral Space & Communications Ltd.            and RGH; Chairman of the
600 Third Avenue                             Board, Chief Executive
New York, New York 10016                     Officer, Loral Space &
                                             Communications Ltd., a
                                             high-technology company
                                             concentrating on satellite
                                             manufacturing and
                                             satellite-based services


ITEM 5. Interest in Securities of the Insurer.

According to the Issuer's Quarterly Report on Form 10-Q for the three months ended March 31, 1997, the number of shares of the Security outstanding has increased to 9,165,741 shares. As a result, the 872,708 shares of the Security beneficially owned by Reliance Financial comprise, to the best knowledge of Reliance Financial, approximately 9.5% of the Securities outstanding. RIC has sole voting and dispositive power over the Securities beneficially owned by Reliance Financial.


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  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 2, 1997


                               RELIANCE FINANCIAL SERVICES CORPORATION


                               By: /s/ James E. Yacobucci
                                  -----------------------------------
                                  James E. Yacobucci
                                  Senior Vice President - Investments